

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05003678

February 4, 2005

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/4/2005

Re: Honeywell International Inc.
Incoming letter dated December 22, 2004

Dear Mr. Larkins:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Honeywell by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
FEB - 8 2005
1083

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

Honeywell

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rule 14a-8(i)(7)

December 22, 2004

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by the United Brotherhood of Carpenters and Joiners of America

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if Honeywell International Inc. ("Honeywell" or the "Company") omits from its 2005 proxy materials the shareowner proposal and supporting statement submitted by the United Brotherhood of Carpenters and Joiners of America (the "Proponent") for inclusion in the Company's 2005 proxy materials. Such proposal and supporting statement are collectively referred to herein as the "Proposal."

We have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, which include a copy of the Proposal. We are sending a copy of this letter to the Proponent as formal notice of the Company's intention to exclude the Proposal.

The resolution portion of the Proposal states:

> **Resolved**: That the shareholders of Honeywell International, Inc. ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions.

Specifically, the impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated and anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

The Company believes the Proposal is excludable under Rule 14a-8(i)(7). Under Rule 14a-8(i)(7), a company may omit a shareowner proposal if it "deals with a matter relating to the company's ordinary business operations." Here, the Proposal requests a statement describing management's decision-making process on the elimination of jobs or the relocation of jobs to foreign countries. These issues directly involve a fundamental, day-to-day management task, management of the workforce, and further probe into the details of management's "decision-making process." This is exactly the type of ordinary business proposal that Rule 14a-8(i)(7) was adopted to permit companies to exclude. It is a core management function to maximize shareholder value through the creation of long-term sustainable revenue and income growth. Accordingly, it is in the shareholders' interest that management exercise its best judgment in making decisions regarding how best to maximize revenues and manage costs (including labor costs), taking into account <u>all</u> relevant factors, including customer needs, opportunities to generate revenues and increase efficiencies through expansion into new products, services and markets, opportunities to increase productivity, the ability to provide better, more challenging jobs for the Company's employees, and global competition.

The Commission has consistently viewed proposals focused on the management of the workforce, including the termination of employees, as involving core "ordinary business" matters that are excludable under Rule 14a-8(i)(7), and its predecessor, Rule 14a-8(c)(7). In the 1998 Release amending the shareholder proposal rules, for instance, the Commission reiterated the rationales for the "ordinary business" exclusion, and in so doing it described the subject areas that it considered to involve core "ordinary business" matters. Among them, it identified a company's "management of the workforce," including "termination of employees." In the Commission's own words:

> [c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the mangement of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quantity and quality, and the retention of suppliers (emphasis added).

See Exchange Act Release No. 34-40018 at *20 (May 21, 1998).

The Staff has consistently taken the position that shareowner proposals concerned with management of the workforce, including proposals relating to employment decisions, are excludable under Rule 14a-8(i)(7). For example, in Merck & Co., Inc. (Feb. 9, 2001), the staff noted that the decision to dismiss employees related to ordinary business operations. In E*TRADE Group (Oct. 31, 2000), the Staff noted that the portion of the proposal relating to possible reductions in staff related to ordinary business operations. See also, e.g., International Business Machines Corporation (Feb. 3, 2004) ("IBM") (granting relief where the proposal requested a policy that IBM employees would not lose their jobs as a result of work being transferred to lower wage countries, noting in particular that it related to "employment decisions and employee relations"); IBM (Mar. 8, 2004) (finding no basis to reconsider granting relief under rule 14a-8(i)(7) in its Feb. 3, 2004 letter); The Boeing Company (Jan. 22, 1997) (granting relief where the proposal requested a report comparing the costs of employing certain workers); Mobil Corporation (Jan. 26, 1993) (granting relief where the proposal related to "downsizing" activities, noting in particular that the proposal related to "management of the workplace and general compensation issues"); Ford Motor Company (Mar. 5, 1975) (noting that the "formulation of definitive guidelines for the hiring, layoff and retirement of Company employees" related to ordinary business operations).

The Staff has furthermore granted relief where a proposal requested shareholder access to detailed information regarding business operations, including management of the workforce. See Labor Ready, Inc. (Apr. 1, 2003) (granting relief where the proposal related to, among other things, the adoption of "full pay" policies and "workers' compensation reporting"); Merck & Co. (Mar. 7, 2002) (granting relief where the proposal requested, among other things, stockholder access to information regarding the operation of certain business units, noting in particular that the proposal related to "management of the workforce").

Here, similar to these cited letters, the Proposal relates to and seeks information regarding the Company's decision-making process with respect to the management of its workforce, a core ordinary business matter.

For the foregoing reasons, the Company respectfully requests the Staff's concurrence that Honeywell may omit the Proposal from its 2005 proxy statement pursuant to Rule 14a-8(i)(7).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2005 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Mr. Edward J. Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, D.C. 20001



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

November 10, 2004

Thomas F. Larkins
Vice President and Corporate Secretary
Honeywell International, Inc.
101 Columbia Road
Morris Township, NJ 07962

Dear Mr. Larkins:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Honeywelll International, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of job loss and dislocation. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 14,000 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724



Job Loss and Dislocation Impact Statement Proposal

Resolved: That the shareholders of Honeywell International, Inc. ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Supporting Statement: We believe that in order to achieve long-term corporate success a company must address the interests of constituencies that contribute to the creation of long-term corporate value. These include shareowners, customers, senior management, employees, communities, and suppliers.

The Institute for Policy Studies/United for a Fair Economy recently issued a report "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," August 31, 2004. This report noted:

> Top executives at the 50 largest outsourcers of service jobs made an average of $10.4 million in 2003, 46 percent more than they as a group received the previous year and 28 percent more than the

average large-company CEO. These 50 CEOs seem to be personally benefiting from a trend that has already cost hundreds of thousands of U.S. jobs and is projected to cost millions more over the next decade.

The Impact Statement seeks to elicit information about the process by which our Company has determined to either reduce or relocate jobs to foreign countries over the past five years. We seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions.

We believe shareowners would benefit by having information about how much a company hoped to save by reducing jobs, how much it actually saved, and how much senior management was rewarded for such savings. In this way shareowners could begin to judge for themselves whether the company is being managed well for the long term or seeking short-term gains. Shareowners could also judge whether directors are providing appropriate incentives to senior management.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 22, 2004

The proposal requests that Honeywell issue a statement that provides information relating to the elimination of jobs within Honeywell and/or the relocation of U.S.-based jobs by Honeywell to foreign countries, as well as any planned job cuts or offshore relocation activities.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(7), as relating to Honeywell's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Rebekah J. Toton
Attorney-Advisor